

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2013

Via E-mail
Mr. Andrew Grant
Chief Executive Officer and Chief Financial Officer
Powder River Coal Corp.
123 W. 1st Street, Suite 675
Casper, WY 82601

> **Re: Powder River Coal Corp.**
> **Form 10-K**
> **Filed April 11, 2013**
> **File No. 0-54257**

Dear Mr. Grant:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis, page 11

Liquidity and Capital Resources, page 13

1. You state herein "We are not presently able to meet our obligations as they come due." However, on page 12 of the March 31, 2013 Form 10-Q, you state "We are presently able to meet our obligations as they come due." It is not clear what has transpired during the three months ended March 31, 2013, to enable you to conclude that the later statement is appropriate, given continued losses, working capital deficits and negative operating cash flows, among other factors. Please explain or revise future filings accordingly.

Controls and Procedures, page 16

2. We note under Management's Report on Internal Control over Financial Reporting on page 17 your disclosure that "the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2010 using the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO")." Please confirm to us that such evaluation was conducted as of December 31, 2012 and revise future filings accordingly to include the appropriate date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief